                                  Schedule 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
               FILED PURSUANT TO RULE 13(d)-1(a) AND AMENDMENTS
                  THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                               MessageMedia, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   337486 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    Elizabeth Wang                           Scott L. Kaufman
    DoubleClick Inc.                         Brobeck, Phleger & Harrison LLP
    450 West 33rd Street                     1633 Broadway, 47th Floor
    New York, NY 10001                       New York, NY 10019
    (212) 683-0001                           (212) 581-1600

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 10, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (Continued on following pages)

                                Page 1 of 7 Pages

---------------------------                               --------------------
CUSIP NO.  337486 10 4            SCHEDULE 13D             PAGE 2 OF 7 PAGES
---------------------------                               --------------------

----------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            DoubleClick Inc.                                                            I.R.S. I.D. #   13-3870996
----------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                   (a) [ ]  (b) [X]
----------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
                   OO

----------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM  2(d) or 2(e)              [ ]
----------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                                                 State of Delaware
----------------------------------------------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER                                             0
         NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
        PERSON WITH
                              --------------------------------------------------------------------------------------
                                 8      SHARED VOTING POWER                                           25,661,381
                              --------------------------------------------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER                                                 0
                              --------------------------------------------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER                                               0
--------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                      25,661,381
--------------------------------------------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                                                              [ ]
--------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                               37.34%
--------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)                                                      CO
--------------------------------------------------------------------------------------------------------------------

         This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on June 11, 2001 (the "Schedule 13D") on behalf of DoubleClick Inc., a Delaware corporation ("DoubleClick"), relating to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of MessageMedia, Inc., a Delaware Corporation (the "Issuer"), whose principal executive office is located at 371 Centennial Parkway, Louisville, Colorado 80027. DoubleClick may be deemed to be the beneficial owner of 25,661,381 shares of Issuer Common Stock. Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. The Schedule 13D is supplementally amended as set forth herein.

         Neither the filing of this Amendment No. 1 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by DoubleClick Inc. that it is the beneficial owner of any of the common stock of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

         Pursuant to an Amended and Restated Agreement and Plan of Merger and Reorganization dated as of October 10, 2001 (the "Amended and Restated Merger Agreement"), by and between DoubleClick and the Issuer, and subject to the conditions set forth therein, Issuer will be merged with and into DoubleClick (the "Merger"), with each share of Issuer Common Stock issued and outstanding being


                               Page 3 of 7 Pages
converted into the right to receive a fraction of a share of DoubleClick common stock, par value $0.001 per share ("DoubleClick Common Stock"), the numerator of which is 1,000,000 and the denominator of which shall be the number of shares outstanding of, and in-the-money options for, MessageMedia common stock, calculated under the Treasury method in accordance with generally accepted accounting principles in the United States, as set forth in the Amended and Restated Merger Agreement (the "Merger Consideration"). The Merger is subject to the adoption of the Amended and Restated Merger Agreement by the stockholders of the Issuer and the satisfaction or waiver of certain other conditions as more fully described in the Amended and Restated Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Amended and Restated Merger Agreement included as Exhibit 1 to this Amendment No. 1 to the Schedule 13D and incorporated herein in its entirety by reference.

Item 4. Purpose of Transaction.

Item 4(a), (b), (d), (g), (h) and (i) of the Schedule 13D are hereby amended and restated to read in their entirety as follows:

         (a) - (b) As described in Item 3 above, this Schedule 13D/A relates to the Merger of Issuer with and into DoubleClick in a merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Issuer will cease to exist and DoubleClick will continue as the surviving corporation (the "Surviving Corporation"). Holders of outstanding Issuer Common Stock will receive the Merger Consideration in exchange for each share of Issuer Common Stock held by them immediately prior to the Merger. DoubleClick will assume the Issuer's 1995 Stock Plan, 1999 Non-Officer Stock Option Plan and Decisive Technology Corporation's 1996 Stock Option Plan, each as amended, as well as the outstanding options issued under such plans or certain other agreements, and outstanding warrants to purchase Issuer Common Stock.

         In connection with the execution of the Agreement and Plan of Merger and reorganization (replaced in its entirety by the Amended and Restated Merger Agreement), dated as of June 1, 2001 among DoubleClick, Atlas Acquisition Corp., a Delaware Corporation and a wholly owned subsidiary of DoubleClick, and the Issuer, as amended on June 26, 2001 (the "Original Merger Agreement"), certain stockholders (collectively, the "Stockholders") of the Issuer each entered into a Stockholder Agreement, dated as of June 1, 2001 (together with the related irrevocable proxy, the "Stockholder Agreements"), with DoubleClick pursuant to which the Stockholders agreed to vote an aggregate of 25,661,381 shares of Issuer Common Stock beneficially owned by the Stockholders in favor of approval and adoption of the Original Merger Agreement and of the Transaction (as defined in the Stockholder Agreements).

         In connection with the execution of the Amended and Restated Merger Agreement, the Stockholders have each entered into an Amended and Restated Stockholder Agreement dated as of October 10, 2001 (together with each related irrevocable proxy, the "Amended and Restated Stockholder Agreements"), with DoubleClick pursuant to which the Stockholders have agreed to vote an aggregate of 25,661,381 shares of Issuer Common Stock (the "Shares") beneficially owned by the Stockholders in favor of approval and adoption of the Amended and Restated Merger Agreement and all other transactions contemplated by the Amended and Restated Merger Agreement. Further, by execution of the Amended and Restated Stockholder Agreements, each Stockholder has irrevocably appointed the members of the Board of Directors of DoubleClick (each, an "Attorney") as his lawful attorney and proxy. Such proxy gives each Attorney the limited right to vote the Shares in all matters related to the Merger. The Stockholders and the number of Shares subject to their respective Amended and Restated Stockholder Agreements are set forth in Schedule B hereto, which is incorporated herein by reference. The foregoing summary of the Amended and Restated Stockholder Agreements is qualified in its entirety by reference to the copy of the form of Amended and Restated Stockholder Agreement included as Exhibit 2 to this Amendment No. 1 to the Schedule 13D and incorporated herein in its entirety by reference.

         In exercising its right to vote the Shares as lawful attorney and proxy of the Stockholders, each Attorney will be limited, at every Issuer stockholders' meeting and every written consent in lieu of such meeting, to voting the Shares in favor of approval of the Merger and the Amended and Restated Merger Agreement. The Stockholders may vote the Shares on all other matters. The Amended and Restated Stockholder Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Amended and Restated Merger Agreement and (ii) the date of termination of the Amended and Restated Merger Agreement.

         As a result of the foregoing, DoubleClick and each Stockholder may be deemed to have formed a "group" within the meaning of Section 13(d) of the Exchange Act. The filing of this Amendment No. 1 to the Schedule 13D shall not be construed as an admission that DoubleClick is, for the purposes of





                               Page 4 of 7 Pages

Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Amendment No. 1 to the Schedule 13D. DoubleClick expressly disclaims beneficial ownership of any shares of Issuer Common Stock that are covered by the Amended and Restated Stockholder Agreements.

         (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of DoubleClick, who are Kevin J. O'Connor, Dwight A. Merriman, David N. Strohm, Mark E. Nunnely, Thomas S. Murphy, W. Grant Gregory, Don Peppers and Kevin P. Ryan. The officers of the Surviving Corporation shall be the existing officers of DoubleClick, who are Kevin J. O'Connor, Kevin P. Ryan, Dwight Merriman, Bruce Dalziel, Brian Rainey, Barry Salzman and David Rosenblatt, until their respective successors are duly elected or appointed and qualified.

         (g) Upon consummation of the Merger, the certificate of incorporation of DoubleClick, as in effect immediately prior to the Merger, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the Delaware General Corporation Law and such certificate of incorporation. Upon consummation of the Merger, the bylaws of DoubleClick, as in effect immediately prior to the Merger, shall be the bylaws of the Surviving Corporation until thereafter amended.

         (h) - (i) Upon consummation of the Merger in accordance with the Amended and Restated Merger Agreement, the Issuer Common Stock will be deregistered under the Exchange Act and delisted from The Nasdaq Stock Market's National Market.

Item 5. Interest in Securities of the Issuer.

         Item 5(a) and (b) of the Schedule 13D are hereby amended and restated to read in their entirety as follows:

         (a)-(b) As a result of the Stockholder Agreements, DoubleClick may be deemed to be the beneficial owner of the Shares. Such Issuer Common Stock constitutes approximately 37.34% of the issued and outstanding shares of Issuer Common Stock based on 68,723,039 outstanding shares of Issuer Common Stock represented by the Issuer as outstanding as of September 30, 2001 in the Amended and Restated Merger Agreement.

         DoubleClick has shared power to vote all of the Shares for the limited purposes described above in connection with the Amended and Restated Stockholder Agreements. However, (i) DoubleClick does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the Amended and Restated Stockholder Agreements and (ii) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Amended and Restated Stockholder Agreements. As a result of the foregoing, DoubleClick and each Stockholder may be deemed to have formed a "group" within the meaning of Section 13(d) of the Exchange Act. The filing of this Amendment No. 1 to the Schedule 13D shall not be construed as an admission that DoubleClick is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by




                               Page 5 of 7 Pages
this Amendment No. 1 to the Schedule 13D. DoubleClick expressly disclaims beneficial ownership of any shares of Issuer Common Stock that are covered by the Amended and Restated Stockholder Agreements. To the best of DoubleClick's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

         (c) Neither DoubleClick nor, to the knowledge of DoubleClick, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

         Other than as described in Item 4 and incorporated herein by reference, to the knowledge of DoubleClick, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Schedule A and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:


         The following documents are filed as exhibits:

         1. Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of October 10, 2001, by and between DoubleClick Inc., a Delaware corporation, and MessageMedia, Inc., a Delaware corporation.*

         2. Form of Amended and Restated Stockholder Agreement and irrevocable proxy, dated as of October 10, 2001, by and among DoubleClick Inc., a Delaware corporation, and certain stockholders of MessageMedia, Inc., a Delaware corporation.**


* Incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by DoubleClick Inc. with the Securities and Exchange Commission on October 16, 2001.

** Incorporated herein by reference to Annex A to Exhibit 2.1 of the Current Report on Form 8-K filed by DoubleClick Inc. with the Securities and Exchange Commission on October 16, 2001.



                               Page 6 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2001


                                      DOUBLECLICK INC.


                                      By:     /s/ Elizabeth Wang
                                           ---------------------------------
                                             Elizabeth Wang
                                             Vice President and General Counsel






                               Page 7 of 7 Pages

                                   Schedule A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                DOUBLECLICK INC.

                                            Present Principal
                                         Occupation  Including Name
                                         of Employer (if other than
Name                                         DoubleClick Inc.)                     Address of Employer
--------------------------------        ----------------------------               -------------------
Inside Directors and
Executive Officers of
DoubleClick Inc.
-------------------------------
Kevin J. O'Connor                        Chairman of the Board of Directors     450 West 33rd Street, 16th Floor
                                                                                New York, New York  10001

Kevin P. Ryan                            Chief Executive Officer and Director   450 West 33rd Street, 16th Floor
                                                                                New York, New York  10001

Dwight A. Merriman                       Chief Technical Officer and Director   450 West 33rd Street, 16th Floor
                                                                                New York, New York  10001

Bruce Dalziel                            Acting Chief Financial Officer         450 West 33rd Street, 16th Floor
                                                                                New York, New York  10001

David Rosenblatt                         President, Technology, Data and        450 West 33rd Street, 16th Floor
                                         Research                               New York, New York  10001

Brian Rainey                             Senior Vice President and General      11101 West 120 Avenue
                                         Manager, Abacus                        Broomfield, Colorado 80021

Barry Salzman(1)                         President, Global Media                450 West 33rd Street, 16th Floor
                                                                                New York, New York  10001

Outside Directors
-------------------
David N. Strohm                          General Partner of several venture     2929 Campus Drive
                                         capital funds affiliated with          San Mateo, California 94403
                                         Greylock Management Corporation

Mark E. Nunnelly                         Managing Director of Bain Capital,     111 Huntington Avenue
                                         Inc., a venture capital group          Boston, Massachusetts 02199

Thomas S. Murphy                         Retired Chairman and Chief Executive   77 West 66th Street, 10th Floor
                                         Officer, ABC/Cap Cities                New York, New York 10023



--------------------
(1) Citizen of Italy.



                                      A-1

W. Grant Gregory                         Chairman of Gregory & Hoenemeyer,      660 Steamboat Road
                                         Inc., a merchant banking firm          Greenwich, Connecticut  06830

Donald Peppers                           Chief Executive Officer of Marketing   20 Glover Avenue
                                         1 to 1/Peppers and Rogers Group, a     Norwalk, Connecticut 06580
                                         marketing consulting firm






                                      A-2

                                   Schedule B


                                                         Shares Beneficially Owned
Stockholder                                      Subject to the Stockholder Agreement
-------------                                    ------------------------------------
Rebar LLC                                                       2,816,902

Softbank Technology Ventures VI L.P.                            3,599,015

Softbank U.S. Ventures VI L.P.                                  3,860,070

Softbank Technology Ventures
Advisors Fund VI LP                                               140,211

Softbank Technology Ventures Side Fund VI L.P.                    147,183

Softbank Technology Advisors Fund L.P.                            203,410

Softbank Technology Ventures IV L.P.                           10,616,268

Pequot Private Equity Fund, L.P.                                3,146,580

Pequot Offshore Private Equity Fund, Inc.                         398,392

A. Laurence Jones                                                 200,446

Bradley A. Feld                                                   496,304

Dennis J. Cagan                                                    16,600

Howard S. Diamond                                                       0

Gerald A. Poch                                                          0

R. Terry Duryea                                                    20,000




                                       B-1